August 21, 2007

Mail Stop 4561

*By U.S. Mail and facsimile to (650) 858-0139*

Keith R. Guericke
Chief Executive Officer and President
Essex Property Trust, Inc.
925 East Meadow Drive
Palo Alto, California  94303

> **Re:    Essex Property Trust, Inc.**
> **Definitive 14A**
> **Filed April 3, 2007**
> **File No. 001-13106**

Dear Mr. Guericke:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments.  Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure.  Please do so within the time frame set forth below.  You should comply with the remaining comments in all future filings, as applicable.  Please confirm in writing that you will do so and also explain to us how you intend to comply.  Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.

Committees of the Board of Directors, page 9

1. We note your discussion of the compensation committee on page 9. Please expand your disclosure to provide a description of the compensation committee's processes and procedures for the consideration and determination of executive and director compensation required by Item 407(e)(3) of Regulation S-K.

Compensation Discussion and Analysis, page 13

2. We note your discussion of the compensation consultant. Please disclose the material elements of the instructions or directions the compensation committee gave the consultant. See Item 407(e)(3)(iii) of Regulation S-K.

3. We note that the peer group considered by the compensation committee included 15 equity REITs, eight of which are reasonably similar to the company in revenue size and market capitalization and seven of which are equity REITs that invest in apartments. Please revise your disclosure to identify these equity REITs.

4. Throughout your Compensation Discussion and Analysis, and as to each compensation element, please provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. For example, we note the chart provided on page 14. We further note that base salary and any changes are based on views of individual retention or performance factors and market data at peer companies and that annual bonus is based primarily on discretionary and subjective review of individual and performance factors. Please analyze how the committee's consideration of individual retention or performance factors as well as other factors resulted in the amounts paid for each element and how that compared to peer companies or other values considered.

Key Elements, page 14

5. You state on page 15 that each named executive officer is eligible to earn an annual cash bonus based on the achievement of the budget for operating performance approved by your board and the individual officer meeting performance goals during the year. Please disclose any performance targets or goals, including threshold, target and maximum levels, as appropriate. Alternatively, provide on a supplemental basis a detailed explanation of why you believe that disclosure of such targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b). To the extent that that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for the registrant to achieve the target goals. Please see Instruction 4 to Item 402(b) of Regulation S-K.

6. We note that each year a target bonus amount is established for each named executive

officer.  Please expand your disclosure to quantify the target bonus amounts for the last fiscal year and discuss how the target amounts compare to the actual amounts paid.  In addition, please discuss whether target bonus amounts have been established for this fiscal year and quantify such amounts, as applicable.

Long-Term Equity Incentives, page 15

7.  We note that the conversion rate of the Series Z and Series Z-1 units generally starts at zero upon issuance of the awards and may increase by 10% in each year (up to 20% in certain circumstances in the year following their initial issuance) in which Essex meets performance criteria set forth in the plan or revised criteria set by the board's compensation committee if the committee deems that the plan's criteria is unachievable for any given year.  Please expand your disclosure to provide the performance criteria set forth in the plan and discuss how the committee would determine that the plan's criteria is unachievable.  In addition, please discuss whether there are any restrictions or limitations on the committee in revising the criteria if it is deemed unachievable.

8.  You state on page 15 that the units cannot be converted into operating partnership units until certain conditions are met.  We further note your discussion on page 19 regarding the automatic conversion of the units.  Please expand your disclosure to clarify the certain conditions that would trigger the conversion of the units.

Executive Severance Plan, page 19

9.  Please expand your disclosure to provide the definition of "change of control" under the executive severance plan.

10. We note the various severance arrangements you have with the named executive officers and various scenarios described.  In the Compensation Discussion and Analysis, please discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.  Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you have.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3401 with any questions.

Sincerely,


Jennifer Gowetski
Attorney-Advisor